SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2018
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: July 31, 2018

List of materials

Documents attached hereto:

i) Press release: Quarterly Financial Statements for the First Quarter Ended June 30, 2018 And Outlook for the Fiscal Year Ending March 31, 2019

Quarterly Financial Statements
for the First Quarter Ended June 30, 2018
And
Outlook for the Fiscal Year Ending March 31, 2019

July 31, 2018
Sony Corporation

Quarterly Financial Statements (Unaudited)	F-1

Consolidated Balance Sheets	F-1
Consolidated Statements of Income (Three months ended June 30)	F-2
Consolidated Statements of Comprehensive Income (Three months ended June 30)	F-2
Consolidated Statements of Cash Flows (Three months ended June 30)	F-3
Notes to Consolidated Financial Statements	F-4
-Business Segment Information	F-4
-Going Concern Assumption	F-9
-Significant Changes in Shareholders’ Equity	F-9
-Accounting Policies and Other Information	F-9

Outlook for the Fiscal Year Ending March 31, 2019	1

Outlook for the Fiscal Year Ending March 31, 2019	1

Cautionary Statement	4

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony Corporation and its consolidated subsidiaries are together referred to as “Sony”.

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen)
	March 31	June 30	Change from
ASSETS	2018	2018	March 31, 2018
Current assets:
Cash and cash equivalents	¥1,586,329	¥1,509,451		¥-76,878
Marketable securities	1,176,601	1,239,131		+62,530
Notes and accounts receivable, trade and contract assets	1,061,442	1,123,475		+62,033
Allowance for doubtful accounts	(48,663)	(23,668)		+24,995
Inventories	692,937	692,633		-304
Other receivables	190,706	229,440		+38,734
Prepaid expenses and other current assets	516,744	519,843		+3,099
Total current assets	5,176,096	5,290,305		+114,209

Film costs	327,645	373,736		+46,091

Investments and advances:
Affiliated companies	157,389	149,074		-8,315
Securities investments and other	10,598,669	10,925,029		+326,360
	10,756,058	11,074,103		+318,045

Property, plant and equipment:
Land	84,358	84,692		+334
Buildings	655,434	661,826		+6,392
Machinery and equipment	1,798,722	1,827,988		+29,266
Construction in progress	38,295	37,536		-759
	2,576,809	2,612,042		+35,233
Less-Accumulated depreciation	1,837,339	1,867,117		+29,778
	739,470	744,925		+5,455

Other assets:
Intangibles, net	527,168	527,799		+631
Goodwill	530,492	541,814		+11,322
Deferred insurance acquisition costs	586,670	594,867		+8,197
Deferred income taxes	96,772	94,752		-2,020
Other	325,167	321,040		-4,127
	2,066,269	2,080,272		+14,003

Total assets	¥19,065,538	¥19,563,341	¥	+497,803

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥496,093	¥623,049	¥	+126,956
Current portion of long-term debt	225,522	125,412		-100,110
Notes and accounts payable, trade	468,550	582,918		+114,368
Accounts payable, other and accrued expenses	1,514,433	1,415,620		-98,813
Accrued income and other taxes	145,905	167,717		+21,812
Deposits from customers in the banking business	2,159,246	2,206,087		+46,841
Other	610,792	646,933		+36,141
Total current liabilities	5,620,541	5,767,736		+147,195

Long-term debt	623,451	571,094		-52,357
Accrued pension and severance costs	394,504	392,341		-2,163
Deferred income taxes	449,863	437,120		-12,743
Future insurance policy benefits and other	5,221,772	5,337,847		+116,075
Policyholders’ account in the life insurance business	2,820,702	2,896,641		+75,939
Other	278,338	288,554		+10,216
Total liabilities	15,409,171	15,691,333		+282,162

Redeemable noncontrolling interest	9,210	8,219		-991

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	865,678	870,208		+4,530
Additional paid-in capital	1,282,577	1,297,954		+15,377
Retained earnings	1,440,387	1,674,810		+234,423
Accumulated other comprehensive income	(616,746)	(614,450)		+2,296
Treasury stock, at cost	(4,530)	(4,570)		-40
	2,967,366	3,223,952		+256,586

Noncontrolling interests	679,791	639,837		-39,954
Total equity	3,647,157	3,863,789		+216,632
Total liabilities and equity	¥19,065,538	¥19,563,341	¥	+497,803

Consolidated Statements of Income
	(Millions of yen, except per share amounts)
	Three months ended June 30
	2017	2018	Change
Sales and operating revenue:
Net sales	¥1,528,643	¥1,602,195	¥	+73,552
Financial services revenue	301,360	333,240		+31,880
Other operating revenue	28,110	18,189		-9,921
	1,858,113	1,953,624		+95,511

Costs and expenses:
Cost of sales	1,115,092	1,112,487		-2,605
Selling, general and administrative	357,379	349,761		-7,618
Financial services expenses	255,258	292,156		+36,898
Other operating income, net	(26,111)	(325)		+25,786
	1,701,618	1,754,079		+52,461

Equity in net income (loss) of affiliated companies	1,116	(4,539)		-5,655

Operating income	157,611	195,006		+37,395

Other income:
Interest and dividends	8,785	4,734		-4,051
Gain on equity securities, net	－	114,779		+114,779
Foreign exchange gain, net	－	1,011		+1,011
Other	1,133	733		-400
	9,918	121,257		+111,339

Other expenses:
Interest	4,516	3,318		-1,198
Foreign exchange loss, net	12,968	－		-12,968
Other	1,151	859		-292
	18,635	4,177		-14,458

Income before income taxes	148,894	312,086		+163,192

Income taxes	54,496	75,222		+20,726

Net income	94,398	236,864		+142,466

Less - Net income attributable to noncontrolling interests	13,527	10,417		-3,110

Net income attributable to Sony Corporation’s stockholders	¥80,871	¥226,447	¥	+145,576

Per share data:
Net income attributable to Sony Corporation’s stockholders
— Basic	¥64.03	¥178.66	¥	+114.63
— Diluted	62.70	174.80		+112.10

Consolidated Statements of Comprehensive Income
	(Millions of yen)
	Three months ended June 30
	2017	2018	Change

Net income	¥94,398	¥236,864	¥	+142,466

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	(3,189)	3,271		+6,460
Unrealized gains (losses) on derivative instruments	(365)	1,478		+1,843
Pension liability adjustment	2,305	2,276		-29
Foreign currency translation adjustments	13,585	8,297		-5,288

Total comprehensive income	106,734	252,186		+145,452

Less - Comprehensive income attributable
to noncontrolling interests	14,178	7,917		-6,261

Comprehensive income attributable
to Sony Corporation’s stockholders	¥92,556	¥244,269	¥	+151,713

Consolidated Statements of Cash Flows
	(Millions of yen)
	Three months ended June 30
	2017	2018
Cash flows from operating activities:
Net income	¥94,398	¥236,864
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization, including amortization ofdeferred insurance acquisition costs and contract costs	83,263	86,243
Amortization of film costs	79,318	58,001
Accrual for pension and severance costs, less payments	2,067	(1,881)
Other operating income, net	(26,111)	(325)
(Gain) loss on securities investments, net (other than financial services business)	44	(114,778)
Gain on marketable securities and securities investments held in the financial services business, net	(39,105)	(43,547)
Deferred income taxes	9,833	1,215
Equity in net loss of affiliated companies, net of dividends	256	6,642
Changes in assets and liabilities:
Increase in notes, accounts receivable, trade and contract assets	(68,488)	(46,041)
Increase in inventories	(83,354)	(7,206)
Increase in film costs	(94,966)	(82,734)
Increase in notes and accounts payable, trade	134,162	109,783
Increase in accrued income and other taxes	4,021	26,307
Increase in future insurance policy benefits and other	137,960	173,976
Increase in deferred insurance acquisition costs	(21,617)	(23,352)
Increase in marketable securities held in the life insurance business	(12,944)	(21,421)
Increase in other current assets	(54,957)	(34,211)
Decrease in other current liabilities	(92,573)	(162,437)
Other	(1,249)	(64,327)
Net cash provided by operating activities	49,958	96,771

Cash flows from investing activities:
Payments for purchases of fixed assets	(56,663)	(73,179)
Proceeds from sales of fixed assets	3,257	3,923
Payments for investments and advances by financial services business	(256,254)	(267,217)
Payments for investments and advances (other than financial services business)	(4,442)	(3,916)
Proceeds from sales or return of investments and collections of advances by financial services business	94,201	64,074
Proceeds from sales or return of investments and collections of advances (other than financial services business)	2,363	635
Proceeds from sales of businesses	9,378	—
Proceeds related to sales of Spotify Technology S.A. Shares, net	—	82,467
Other	14,727	(4,148)
Net cash used in investing activities	(193,433)	(197,361)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	71,316	20,300
Payments of long-term debt	(4,173)	(175,444)
Increase in short-term borrowings, net	70,684	128,164
Increase in deposits from customers in the financial services business, net	49,827	63,798
Dividends paid	(12,687)	(19,013)
Other	(9,293)	(39,901)
Net cash provided by (used in) financing activities	165,674	(22,096)

Effect of exchange rate changes on cash and cash equivalents, including restricted	601	44,311

Net increase (decrease) in cash and cash equivalents, including restricted	22,800	(78,375)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	968,624	1,592,938

Cash and cash equivalents, including restricted, at end of the period	991,424	1,514,563

Less - restricted cash and cash equivalents, included in other current assets and other assets	7,259	5,112
Cash and cash equivalents at end of the period	¥984,165	¥1,509,451

Notes to Consolidated Financial Statements
Business Segment Information
(Business Segments)
	(Millions of yen)
	Three months ended June 30
Sales and operating revenue	2017	2018	Change

Game & Network Services
Customers	¥323,051	¥449,980	¥	+126,929
Intersegment	25,011	22,121		-2,890
Total	348,062	472,101		+124,039

Music
Customers	165,076	177,708		+12,632
Intersegment	3,496	3,763		+267
Total	168,572	181,471		+12,899

Pictures
Customers	205,670	173,227		-32,443
Intersegment	141	1,854		+1,713
Total	205,811	175,081		-30,730

Home Entertainment & Sound
Customers	256,465	271,957		+15,492
Intersegment	402	130		-272
Total	256,867	272,087		+15,220

Imaging Products & Solutions
Customers	154,117	162,483		+8,366
Intersegment	1,518	1,719		+201
Total	155,635	164,202		+8,567

Mobile Communications
Customers	179,066	130,354		-48,712
Intersegment	2,121	2,153		+32
Total	181,187	132,507		-48,680

Semiconductors
Customers	172,679	176,673		+3,994
Intersegment	31,582	25,566		-6,016
Total	204,261	202,239		-2,022

Financial Services
Customers	301,360	333,240		+31,880
Intersegment	1,800	1,965		+165
Total	303,160	335,205		+32,045

All Other
Customers	94,104	74,447		-19,657
Intersegment	15,136	8,477		-6,659
Total	109,240	82,924		-26,316

Corporate and elimination	(74,682)	(64,193)		+10,489
Consolidated total	¥1,858,113	¥1,953,624	¥	+95,511

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Semiconductors intersegment amounts primarily consist of transactions with the Mobile Communications (“MC”) segment, the G&NS segment and the Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Three months ended June 30
Operating income (loss)	2017	2018	Change

Game & Network Services	¥17,733	¥83,450	¥	+65,717
Music	25,022	32,104		+7,082
Pictures	(9,497)	(7,601)		+1,896
Home Entertainment & Sound	22,583	17,391		-5,192
Imaging Products & Solutions	23,204	26,077		+2,873
Mobile Communications	3,616	(10,758)		-14,374
Semiconductors	55,442	29,137		-26,305
Financial Services	46,223	40,581		-5,642
All Other	(8,231)	294		+8,525
Total	176,095	210,675		+34,580

Corporate and elimination	(18,484)	(15,669)		+2,815
Consolidated total	¥157,611	¥195,006	¥	+37,395

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Beginning from the first quarter of the fiscal year ending March 31, 2019, a change has been made to the calculation method used for allocating indirect expenses incurred by sales companies to the segments every quarter. As a result of this change, a year-on-year increase in expenses, composed primarily of 2.4 billion yen in the Home Entertainment & Sound (“HE&S”) segment, is included for the current quarter. However, because a decrease in expenses totaling the same amount is included in Corporate and elimination, this change has no impact on consolidated operating income for the current quarter. Additionally, because increases and decreases in expenses per quarter for each segment resulting from this change in the calculation method will be offset by the increases and decreases in expenses in other quarters for that segment throughout the current year, this change will also have no impact on operating income (loss) for each segment, or for Corporate and elimination, for the fiscal year ending March 31, 2019.

(Sales to Customers by Product Category)
	(Millions of yen)
	Three months ended June 30
Sales and operating revenue (to external customers)	2017	2018	Change

Game & Network Services
Network	¥195,302	¥300,386	¥	+105,084
Hardware and Others	127,749	149,594		+21,845
Total	323,051	449,980		+126,929

Music
Recorded Music	99,822	99,739		-83
Music Publishing	16,858	21,464		+4,606
Visual Media and Platform	48,396	56,505		+8,109
Total	165,076	177,708		+12,632

Pictures
Motion Pictures	70,274	68,568		-1,706
Television Productions	61,898	45,415		-16,483
Media Networks	73,498	59,244		-14,254
Total	205,670	173,227		-32,443

Home Entertainment & Sound
Televisions	179,374	186,550		+7,176
Audio and Video	76,722	84,929		+8,207
Other	369	478		+109
Total	256,465	271,957		+15,492

Imaging Products & Solutions
Still and Video Cameras	105,863	113,256		+7,393
Other	48,254	49,227		+973
Total	154,117	162,483		+8,366

Mobile Communications	179,066	130,354		-48,712

Semiconductors	172,679	176,673		+3,994

Financial Services	301,360	333,240		+31,880

All Other	94,104	74,447		-19,657

Corporate	6,525	3,555		-2,970
Consolidated total	¥1,858,113	¥1,953,624	¥	+95,511

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-4. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

In the G&NS segment, Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Hardware and Others includes home and portable game consoles, packaged software and peripheral devices. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the HE&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment.

(Condensed Financial Services Financial Statements)

The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets

			(Millions of yen)
	Financial Services		Sony without Financial Services		Consolidated

	March 31 2018	June 30 2018	March 31 2018	June 30 2018	March 31 2018	June 30 2018
ASSETS
Current assets:
Cash and cash equivalents	¥393,133	¥465,915	¥1,193,196	¥1,043,536	¥1,586,329	¥1,509,451
Marketable securities	1,176,601	1,239,131	－	－	1,176,601	1,239,131
Notes and accounts receivable, trade and contract assets	15,612	15,395	1,003,558	1,090,279	1,012,779	1,099,807
Inventories	－	－	692,937	692,633	692,937	692,633
Other receivables	60,819	56,118	130,393	173,723	190,706	229,440
Prepaid expenses and other current assets	137,539	150,719	379,893	369,790	516,744	519,843
Total current assets	1,783,704	1,927,278	3,399,977	3,369,961	5,176,096	5,290,305

Film costs	－	－	327,645	373,736	327,645	373,736

Investments and advances	10,560,933	10,789,081	272,545	341,618	10,756,058	11,074,103

Investments in Financial Services, at cost	－	－	133,514	153,968	－	－

Property, plant and equipment	22,424	22,346	715,760	721,293	739,470	744,925

Other assets:
Intangibles, net	34,622	34,710	492,546	493,089	527,168	527,799
Goodwill	7,225	7,225	523,267	534,589	530,492	541,814
Deferred insurance acquisition costs	586,670	594,867	－	－	586,670	594,867
Deferred income taxes	1,684	1,684	95,088	93,068	96,772	94,752
Other	33,267	33,621	295,650	291,162	325,167	321,040
	663,468	672,107	1,406,551	1,411,908	2,066,269	2,080,272

Total assets	¥13,030,529	¥13,410,812	¥6,255,992	¥6,372,484	¥19,065,538	¥19,563,341

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥433,119	¥563,122	¥288,496	¥185,339	¥721,615	¥748,461
Notes and accounts payable, trade	－	－	468,550	582,918	468,550	582,918
Accounts payable, other and accrued expenses	37,479	30,176	1,477,875	1,386,324	1,514,433	1,415,620
Accrued income and other taxes	19,401	13,005	126,504	154,712	145,905	167,717
Deposits from customers in the banking business	2,159,246	2,206,087	－	－	2,159,246	2,206,087
Other	181,467	201,025	435,996	451,963	610,792	646,933
Total current liabilities	2,830,712	3,013,415	2,797,421	2,761,256	5,620,541	5,767,736

Long-term debt	205,373	205,240	421,817	369,597	623,451	571,094
Accrued pension and severance costs	33,062	33,405	361,442	358,936	394,504	392,341
Deferred income taxes	342,405	328,153	107,458	108,967	449,863	437,120
Future insurance policy benefits and other	5,221,772	5,337,847	－	－	5,221,772	5,337,847
Policyholders’ account in the life insurance business	2,820,702	2,896,641	－	－	2,820,702	2,896,641
Other	17,778	16,511	284,270	295,378	278,338	288,554
Total liabilities	11,471,804	11,831,212	3,972,408	3,894,134	15,409,171	15,691,333

Redeemable noncontrolling interest	－	－	9,210	8,219	9,210	8,219

Equity:
Stockholders’ equity of Financial Services	1,557,062	1,577,912	－	－	－	－
Stockholders’ equity of Sony without Financial Services	－	－	2,173,128	2,383,913	－	－
Sony Corporation’s stockholders’ equity	－	－	－	－	2,967,366	3,223,952
Noncontrolling interests	1,663	1,688	101,246	86,218	679,791	639,837
Total equity	1,558,725	1,579,600	2,274,374	2,470,131	3,647,157	3,863,789

Total liabilities and equity	¥13,030,529	¥13,410,812	¥6,255,992	¥6,372,484	¥19,065,538	¥19,563,341

Condensed Statements of Income

	(Millions of yen) Three months ended June 30

	Financial Services		Sony without Financial Services		Consolidated
	2017	2018	2017	2018	2017	2018

Financial services revenue	¥303,160	¥335,205	¥–	¥–	¥301,360	¥333,240
Net sales and operating revenue	–	–	1,557,692	1,622,334	1,556,753	1,620,384
	303,160	335,205	1,557,692	1,622,334	1,858,113	1,953,624

Cost of sales	–	–	1,117,599	1,115,436	1,115,092	1,112,487
Selling, general and administrative	–	–	355,811	348,763	357,379	349,761
Financial services expenses	257,058	294,120	–	－	255,258	292,156
Other operating (income) expense, net	–	25	(26,111)	(350)	(26,111)	(325)
	257,058	294,145	1,447,299	1,463,849	1,701,618	1,754,079

Equity in net income (loss) of affiliated companies	121	(479)	995	(4,060)	1,116	(4,539)

Operating income	46,223	40,581	111,388	154,425	157,611	195,006

Other income (expenses), net	–	(17)	6,356	133,541	(8,717)	117,080

Income before income taxes	46,223	40,564	117,744	287,966	148,894	312,086

Income taxes	13,456	11,532	41,040	63,691	54,496	75,222

Net Income	32,767	29,032	76,704	224,275	94,398	236,864

Less - Net income attributable to noncontrolling interests	50	46	1,372	(353)	13,527	10,417

Net income of Financial Services	¥32,717	¥28,986	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥75,332	¥224,628	¥–	¥–

Net income attributable to Sony Corporation's stockholders	¥–	¥–	¥–	¥–	¥80,871	¥226,447

Condensed Statements of Cash Flows

			(Millions of yen)
	Three months ended June 30

	Financial Services		Sony without Financial Services		Consolidated
	2017	2018	2017	2018	2017	2018
Cash flows from operating activities:
Net income （loss）	¥32,767	¥29,032	¥76,704	¥224,275	¥94,398	¥236,864
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	15,107	17,906	68,156	68,337	83,263	86,243
Amortization of film costs	－	－	79,318	58,001	79,318	58,001
Other operating (income) expense, net	－	25	(26,111)	(350)	(26,111)	(325)
(Gain) loss on marketable securities and securities investments, net	(39,105)	(43,547)	44	(114,778)	(39,061)	(158,325)
Changes in assets and liabilities:
(Increase) decrease in notes, accounts receivable, trade and contract assets	(390)	217	(66,988)	(45,734)	(68,488)	(46,041)
(Increase) decrease in inventories	－	－	(83,354)	(7,206)	(83,354)	(7,206)
(Increase) decrease in film costs	－	－	(94,966)	(82,734)	(94,966)	(82,734)
Increase (decrease) in notes and accounts payable, trade	－	－	134,162	109,783	134,162	109,783
Increase (decrease) in future insurance policy benefits and other	137,960	173,976	－	－	137,960	173,976
(Increase) decrease in deferred insurance acquisition costs	(21,617)	(23,352)	－	－	(21,617)	(23,352)
(Increase) decrease in marketable securities held in the life insurance business	(12,944)	(21,421)	－	－	(12,944)	(21,421)
Other	(22,438)	(18,837)	(111,276)	(210,426)	(132,602)	(228,692)
Net cash provided by (used in) operating activities	89,340	113,999	(24,311)	(832)	49,958	96,771

Cash flows from investing activities:
Payments for purchases of fixed assets	(3,219)	(5,722)	(53,456)	(67,466)	(56,663)	(73,179)
Payments for investments and advances	(256,374)	(267,217)	(4,322)	(3,916)	(260,696)	(271,133)
Proceeds from sales or return of investments and collections of advances	94,201	64,074	2,363	83,102	96,564	147,176
Other	117	35	27,246	(260)	27,362	(225)
Net cash provided by (used in) investing activities	(165,275)	(208,830)	(28,169)	11,460	(193,433)	(197,361)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	135,508	130,449	2,325	(157,429)	137,827	(26,980)
Increase (decrease) in deposits from customers, net	49,827	63,798	－	－	49,827	63,798
Dividends paid	(23,921)	(26,100)	(12,688)	(19,013)	(12,687)	(19,013)
Other	(459)	(534)	22	(29,654)	(9,293)	(39,901)
Net cash provided by (used in) financing activities	160,955	167,613	(10,341)	(206,096)	165,674	(22,096)

Effect of exchange rate changes on cash and cash equivalents	－	－	601	44,311	601	44,311

Net increase (decrease) in cash and cash equivalents, including restricted	85,020	72,782	(62,220)	(151,157)	22,800	(78,375)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	268,382	393,133	700,242	1,199,805	968,624	1,592,938
Cash and cash equivalents, including restricted, at end of the period	353,402	465,915	638,022	1,048,648	991,424	1,514,563
Less - restricted cash and cash equivalents, included in other current assets and other assets	－	－	7,259	5,112	7,259	5,112
Cash and cash equivalents at end of the period	¥353,402	¥465,915	¥630,763	¥1,043,536	¥984,165	¥1,509,451

Going Concern Assumption
Not Applicable

Significant Changes in Shareholders' Equity
Not Applicable

Accounting Policies and Other Information

(Recently adopted accounting pronouncements)
Revenue from contracts with customers
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 addressing revenue recognition which superseded the previous revenue recognition requirements, including most industry-specific guidance.  The guidance requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.
Sony adopted the updated guidance from fiscal year beginning April 1, 2018 on a modified retrospective method.  Under this method, Sony applied the new guidance to all open contracts existing as of April 1, 2018, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change.
Although the adoption of this new guidance did not have a material impact on Sony’s results of operations and financial position, there are several areas where Sony’s revenue recognition changed as compared with historical U.S. GAAP.  The more significant of these areas are as follows:
In the Pictures segment, (1) licensing revenue associated with certain renewals or extensions of existing agreements for motion pictures and television programming is recognized at a later point in time, which is when the licensee can use and benefit from the content, instead of when the agreement is renewed or extended, and (2) licensing revenue associated with minimum guarantees for symbolic intellectual property (e.g., brands, trademarks and logos) is recognized over the license term instead of at the inception of the license term.
In the MC segment, the incremental costs of obtaining contracts for the internet-related service business are recognized as assets and amortized to expense over the contract period.
In addition, the ASU changed the presentation of certain items in the consolidated financial statements, such as sales returns, with no impact to the timing of the recognition of revenue or expense.

Recognition and measurement of financial assets and financial liabilities
In January 2016, the FASB issued ASU 2016-01 amending various aspects of the recognition, measurement, presentation, and disclosure requirements for financial instruments.  The changes mainly relate to the requirement to measure equity investments in unconsolidated subsidiaries, other than those accounted for under the equity method of accounting, at fair value with changes in fair value recognized in earnings.  However, this ASU permits entities to elect to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.  This ASU is effective for Sony as of April 1, 2018.  As a result of the adoption of this ASU, Sony reclassified 15,526 million yen in the unrealized gains and losses, net of tax, on equity securities previously classified as available-for-sale, from accumulated other comprehensive income to retained earnings.  In addition, changes in value due to the revaluation of equity securities held in the Financial Services segment at the end of the period are recorded in financial services revenue, and changes in value due to the revaluation of equity securities held in all segments other than the Financial Services segment are recorded in gain on equity securities, net in the consolidated statement of income.

Intra-entity transfers of assets other than inventory
In October 2016, the FASB issued ASU 2016-16, which amends the accounting for income taxes.  This update requires recognition of the income tax consequences of an intra-entity transfer of assets other than inventory when the transfer occurs.  Under historical U.S. GAAP, the income tax consequences for asset transfers other than inventory could not be recognized until the asset was sold to a third party.  This ASU is required to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption.  This ASU is effective for Sony as of April 1, 2018.  The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Changes to the opening balances resulting from the adoption of the above new guidance were as follows:
	Yen in millions
	March 31, 2018	Impact of Adoption			April 1, 2018
		ASU2014-09	ASU2016-01	ASU2016-16
ASSETS
Current assets:
Notes and accounts receivable, trade	1,061,442	(2,993)	-	-	1,058,449
Allowance for doubtful accounts and sales returns *	(48,663)	25,114	-	-	(23,549)
Inventories	692,937	(12,404)	-	-	680,533
Other receivables	190,706	9,628	-	-	200,334
Prepaid expenses and other current assets	516,744	(5,520)	-	-	511,224
Film costs	327,645	7,647	-	-	335,292
Other assets:
Deferred income taxes	96,772	(326)	-	-	96,446
Other	325,167	1,068	-	-	326,235
Total assets	19,065,538	22,214	-	-	19,087,752
LIABILITIES
Current liabilities:
Accounts payable, other and accrued expenses	1,514,433	(3,290)	-	-	1,511,143
Other *	610,792	31,777	-	-	642,569
Deferred income taxes	449,863	-	-	(14,680)	435,183
Other	278,338	10,525	-	-	288,863
Total liabilities	15,409,171	39,012	-	(14,680)	15,433,503
EQUITY
Retained earnings	1,440,387	(16,798)	15,526	9,248	1,448,363
Accumulated other comprehensive income	(616,746)	-	(15,526)	-	(632,272)
Noncontrolling interests	679,791	-	-	5,432	685,223
Total equity	3,647,157	(16,798)	-	14,680	3,645,039
Total liabilities and equity	19,065,538	22,214	-	-	19,087,752
* Under the new guidance, Sony presents sales returns as a liability instead of as a contra-asset allowance.  Accordingly, Sony changed the presentation from “Allowance for doubtful accounts and sales returns” to “Allowance for doubtful accounts” on the consolidated  balance sheet.

Restricted Cash
In November 2016, the FASB issued ASU 2016-18, which requires that restricted cash and restricted cash equivalents be included with cash and cash equivalents in the statement of cash flows.  This ASU also requires entities to disclose how the statement of cash flows that includes restricted cash and restricted cash equivalents with cash and cash equivalents reconciles to the balance sheet.  This ASU is effective for Sony as of April 1, 2018.  This ASU is required to be applied on a retrospective basis.  The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Presentation of net periodic pension and postretirement benefit costs
In March 2017, the FASB issued ASU 2017-07, which requires separate presentation of service costs and other components of net benefit costs.  The service costs will only be presented with other employee compensation costs in operating income or capitalized, while the other components of net benefit costs will be presented outside of operating income, and will not be eligible for capitalization.  This ASU is effective for Sony as of April 1, 2018.  This ASU is required to be applied on a retrospective basis for the presentation of service costs and other components of net benefit costs, and on a prospective basis for the capitalization of only the service costs component of net benefit costs.  The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

(Number of Consolidated Subsidiaries and Affiliated Companies)
As of June 30, 2018, Sony had 1,316 consolidated subsidiaries (including variable interest entities) and 114 affiliated companies accounted for under the equity method.

(Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	(Thousands of shares)
	Three months ended June 30
Net income attributable to Sony Corporation’s stockholders	2017	2018
— Basic	1,262,920	1,267,499
— Diluted	1,289,882	1,295,434

The dilutive effect in the weighted-average number of outstanding shares for the three months ended June 30, 2017 and 2018 primarily resulted from convertible bonds which were issued in July 2015.

(Segmentation)
The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software.  The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses.  The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses.  The HE&S segment includes Televisions as well as Audio and Video businesses.  The IP&S segment includes the Still and Video Cameras business.  The MC segment includes the manufacture and sales of mobile phones and Internet-related service businesses.  The Semiconductors segment includes the image sensors business.  The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan.  All Other consists of various operating activities, including the overseas disc manufacturing and recording media businesses.  Sony’s products and services are generally unique to a single operating segment.

(Accounting Methods Used Specifically for Interim Consolidated Financial Statements)
Income Taxes -
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or infrequent transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(Reclassifications)
Certain reclassifications of the financial statements and accompanying footnotes for the three months ended June 30, 2017 have been made to conform to the presentation for the three months ended June 30, 2018.

(Spotify Technology S.A. Shares)
On April 3, 2018, Spotify Technology S.A. (“Spotify”) was publicly listed for trading on the New York Stock Exchange.  Sony owned 5.707% of Spotify’s shares at the time of the public listing.
During the first quarter of the fiscal year ending March 31, 2019, Sony sold a portion of the shares for aggregate consideration of 82,616 million yen (768 million U.S. dollars) in cash proceeds.  The sale of shares, offset by costs to be paid to its artists and distributed labels and other transaction costs which directly related to the gains recognized from the Spotify shares, resulted in a net pre-tax realized gain of 53,870 million yen (501 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income.
The remaining shares retained as of June 30, 2018 have a gross fair value of 95,275 million yen (862 million U.S. dollars), and resulted in a pre-tax unrealized gain, net of costs to be paid to its artists and distributed labels and other costs which directly related to the gains recognized from the Spotify shares, of 58,908 million yen (547 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income.

(Acquisition of EMI Music Publishing)
In May 2018, Sony Corporation of America (“SCA”), Sony’s wholly-owned subsidiary, reached an agreement with the investor consortium led by Mubadala Investment Company (the “Mubadala Consortium”) on the sale of the Mubadala Consortium’s approximately 60% equity interest in D.H. Publishing, L.P. (“EMI”), which owns and manages EMI Music Publishing to SCA.  Sony expects to pay total cash consideration of approximately 2.3 billion U.S. dollars in connection with such acquisition as well as assume EMI’s existing gross indebtedness, which was approximately 1.359 billion U.S. dollars as of March 31, 2018.
Subsequent to the end of the first quarter of the fiscal year ending March 31, 2019, in July 2018, SCA acquired from the Estate of Michael Jackson (the “Estate”) the 25.1% interest in Nile Acquisition LLC (“Nile”) held by the Estate. A total of 287.5 million U.S. dollars was paid to the Estate for the acquisition, which payment also includes reimbursement of various expenses and costs related to the acquisition.   As a result of the acquisition, Nile will become a wholly-owned subsidiary of Sony. 　Accordingly, since Nile owned an approximately 40% equity interest in EMI, EMI will become a wholly-owned subsidiary of Sony upon the completion of SCA’s acquisition of the Mubadala Consortium’s equity interest in EMI.

Outlook for the Fiscal Year Ending March 31, 2019

The forecast for consolidated results for the fiscal year ending March 31, 2019, as announced on April 27, 2018, has been revised as follows:

	(Billions of yen)
	March 31, 2018	April	July	Change from
	Results	Forecast	Forecast	April Forecast
Sales and operating revenue	¥8,544.0	¥8,300	¥8,600	+¥300 billion	+3.6%
Operating income	734.9	670	670	–	–
Income before income taxes	699.0	735	760	+¥25 billion	+3.4%
Net income attributable to Sony Corporation’s stockholders	490.8	480	500	+¥20 billion	+4.2%

Assumed foreign exchange rates are the following:

	Assumed foreign	(For your reference)
	exchange rates for the nine months	Assumed foreign exchange rates for the fiscal year ending
	ending March 31, 2019	March 31, 2019 at the time of the April forecast
1 U.S. dollar	approximately 110 yen	approximately 105 yen
1 Euro	approximately 127 yen	approximately 125 yen

Consolidated sales and operating revenue (“sales”) for the fiscal year ending March 31, 2019 are expected to be higher than the April forecast primarily due to a revision in the assumed foreign exchange rates for the remainder of the current fiscal year to reflect the depreciation of the yen, as well as higher-than-expected sales primarily in the Game & Network Services (“G&NS”) segment, partially offset by lower-than-expected sales in the Mobile Communications (“MC”) segment.

Consolidated operating income is expected to remain unchanged from the April forecast due to an allocation for contingencies, including market competition for the smartphone business in the MC segment discussed below, incorporated in All Other, Corporate and elimination, despite the impact of the above-mentioned revision in the assumed foreign exchange rates and expected increases in operating income, primarily in the G&NS segment.

Restructuring charges for the Sony Group are expected to be approximately 22 billion yen in the fiscal year ending March 31, 2019, which remains unchanged from the April forecast, compared to 22.4 billion yen in the fiscal year ended March 31, 2018.  Restructuring charges are recorded as an operating expense and are included in the forecast for operating income.

Income before income taxes is expected to be 760 billion yen, which is higher than the April forecast.  This expected increase is primarily due to a higher-than-expected gain on equity securities, net, for Spotify Technology S.A. shares, as well as an improvement in foreign exchange loss, net.

Net income attributable to Sony Corporation’s stockholders is expected to be higher than the April forecast due to the expected increase in income before income taxes, partially offset by an expected increase in tax expenses.

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The forecast for each business segment for the fiscal year ending March 31, 2019 has been revised as follows:

	(Billions of yen)
	March 31, 2018 Results	April Forecast	July Forecast
Game & Network Services (G&NS)
Sales and operating revenue	¥1,943.8	¥1,900	¥2,180
Operating income	177.5	190	250
Music
Sales and operating revenue	800.0	750	760
Operating income	127.8	112	115
Pictures
Sales and operating revenue	1,011.1	960	990
Operating income	41.1	42	44
Home Entertainment & Sound (HE&S)
Sales and operating revenue	1,222.7	1,150	1,150
Operating income	85.8	86	86
Imaging Products & Solutions (IP&S)
Sales and operating revenue	655.9	660	670
Operating income	74.9	75	78
Mobile Communications (MC)
Sales and operating revenue	723.7	640	610
Operating loss	(27.6)	(15)	(30)
Semiconductors
Sales and operating revenue	850.0	870	890
Operating income	164.0	100	120
Financial Services
Financial services revenue	1,228.4	1,270	1,270
Operating income	178.9	170	170
All Other, Corporate and elimination
Operating loss	(87.6)	(90)	(163)
Consolidated
Sales and operating revenue	8,544.0	8,300	8,600
Operating income	734.9	670	670

Game & Network Services
Sales are expected to be significantly higher than the April forecast primarily due to higher-than-expected PlayStation®4 (“PS4”) software sales including sales through the network, the impact of foreign exchange rates, as well as an expected increase in PS4 hardware unit sales.  The forecast for operating income is expected to be significantly higher than the April forecast primarily due to the impact of the above-mentioned increase in sales.

Music
Sales are expected to be higher than the April forecast primarily due to the impact of foreign exchange rates.  Operating income is expected to be higher than the April forecast primarily due to an expected positive impact from cost reductions and the positive impact of foreign exchange rates, partially offset by the recording in the first quarter of the current fiscal year of equity in net loss for EMI Music Publishing (“EMI”) due to expenses incurred for warrant and management equity plans.

During the first quarter of the current fiscal year, Sony announced that it has entered into an agreement to acquire the approximately 60% interest in EMI owned by the consortium led by Mubadala Investment Company.  The closing of this transaction is subject to certain closing conditions, including regulatory approvals.  Upon closing of this transaction, Sony expects to record in operating income a non-cash step-up gain of approximately 100 billion yen for the equity interest in EMI it currently owns.  The step-up gain and the consolidation of EMI have not been included in the July forecast as the timing of the closing cannot presently be determined.

Pictures
Both sales and operating income are expected to be higher than the April forecast primarily due to the impact of foreign exchange rates.

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Imaging Products & Solutions
Both sales and operating income are expected to be higher than the April forecast primarily due to the impact of foreign exchange rates.

Mobile Communications
Sales are expected to be lower than the April forecast due to an expected decrease in smartphone unit sales mainly in Europe.  Operating loss is expected to be higher than the April forecast primarily due to the impact of the above-mentioned decrease in sales, as well as the negative impact of foreign exchange rates, partially offset by expected reductions in operating costs.

The underperformance in the first quarter of the current fiscal year and the downward revision to the full-year forecast for the MC segment resulted from severe competition in the smartphone market, which could intensify in the future.  Sony is aware that this severe competition could continue to adversely affect the smartphone business in the MC segment, and in light of these developments, has begun to assess the possible impact on its smartphone sales projections for the second half of the current fiscal year, as well as possible countermeasures, should competition intensify further.  It is possible that this assessment might result in further downward revisions to the results forecast for the MC segment.

Semiconductors
Both sales and operating income are expected to be higher than the April forecast primarily due to the impact of foreign exchange rates.

The forecasts for sales and operating income for the HE&S and Financial Services segments remain unchanged from the April forecast.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Notes about Financial Performance of the Music, Pictures and Financial Services segments

The Music segment results include the yen-translated results of Sony Music Entertainment and Sony/ATV Music Publishing, both U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen.  The segment also includes equity in net income (loss) for EMI, an affiliated company accounted for under the equity method for which Sony records 39.8% of EMI’s net income in the segment operating income.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc., a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc.  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

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Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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